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                                                                EXHIBIT 2(a)


                                    [LOGO]

                                    CROWN
                              LABORATORIES, INC.

                              February 14, 1996


Dear Warrantholder:

As you know, some time ago, Crown Laboratories began a course to build a company with significantly different products that would enable it to successfully compete in a $4 billion industry growing at an annual rate of over $300 million. Rather than follow a conventional route that may have brought the company to the marketplace a little sooner, Crown blazed a trail that, in our opinion, should earn it long-standing recognition and profitable success.

Crown appreciates your confidence and your patience as we move to the next level of operation (we expect to have additional news to report soon). To that end, we are pleased to offer the opportunity to increase your stock position in Crown Laboratories by exercising your warrants at a price below their original terms and below the current American Stock Exchange market price on February 14, 1996.

A summary of the terms is as follows:

        - Each warrant can be exercised at $1.375/share.
        - A minimum of 60% of your warrants must be exercised; however, you may exercise all 100%.
        - Any remaining balance of your unexercised warrants will be extended one additional year beyond the original agreement of your warrants.
        - The offer expires in thirty days, and all checks made payable to Crown Laboratories, Inc. must be received in the Las Vegas office by March 31, 1996.

For a complete disclosure of all the terms and conditions of this offer, please read the enclosed document.

A prepaid FedEx envelope is provided for your convenience.

ANY WARRANT HOLDER WHO DOES NOT TAKE ADVANTAGE OF THIS OPPORTUNITY SIMPLY CONTINUES TO ABIDE TO THEIR ORIGINAL WARRANT AGREEMENT.

I look forward to sharing more news with you in the very near future. If you have any questions, please contact Lawrence Rosenthal at (610) 667-4448.

Sincerely,

Craig E. Nash
Chairman & CEO
                             6780 CABALLO STREET
                           LAS VEGAS, NEVADA 89119
                                (702) 696-9300
                             Fax: (702) 696-0769